UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: Novembre 7, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1. Press Release issued on November 7, 2003 by AXA, announcing AXA's consolidated revenues.

                                   [AXA LOGO]

                                  PRESS RELEASE


                                                    November 7, 2003



--------------------------------------------------------------------------------

                        ORGANIC GROWTH GAINING MOMENTUM :

                        AXA CONSOLIDATED REVENUES UP 6.0%
                   ON A COMPARABLE BASIS TO EURO 54.7 BILLION
                        FOR THE FIRST NINE MONTHS OF 2003

--------------------------------------------------------------------------------

o LIFE & SAVINGS REVENUES INCREASED BY 10.3% TO EURO 35.2 BILLION, BOOSTED BY STRONG SALES, ESPECIALLY IN THE US, BELGIUM AND GERMANY, AS WELL AS FRANCE AND JAPAN. 3Q REVENUES WERE SIGNIFICANTLY UP 16,1% DRIVEN BY THE US AND THE UK.

o PROPERTY & CASUALTY REVENUES INCREASED BY 4.0% TO EURO 13.3 BILLION, AS THE GROUP CONTINUED TO EXPAND ITS FRANCHISE IN PERSONAL LINES, WHILE COMMERCIAL LINES BENEFITED FROM TARGETED RATE INCREASES AND CANCELLATIONS. 3Q REVENUES WERE UP BY 4.6% WITH ACCELERATED GROWTH BOTH IN FRANCE AND THE UK.

o POSITIVE NET INFLOWS OF EURO 11 BILLION AND FAVORABLE EQUITY MARKETS LED TO A 2.7% INCREASE IN AUM (ASSETS UNDER MANAGEMENT) FROM YEAR-END 2002 TO EURO 653 BILLION AT SEPTEMBER 30, 2003. HOWEVER, 9M03 DAILY AVERAGE EQUITY INDEX LEVELS REMAINED WELL BELOW PRIOR YEAR, DRIVING A DECLINE IN ASSET MANAGEMENT REVENUES OF 5.9% TO EURO 2.1 BILLION. HOWEVER, 3Q REVENUES RECORDED AN INCREASE OF 10.2%.

o IN LINE WITH 1H03 TRENDS, INTERNATIONAL INSURANCE REVENUES DECREASED BY 11.4%, PRIMARILY DRIVEN BY THE ANTICIPATED REINSURANCE REVENUES DECLINE BY 18.9% (- 44.3% INCLUDING THE US REINSURANCE RUN-OFF AND THE FOREIGN EXCHANGE IMPACTS), FOLLOWING THE REPOSITIONING OF AXA RE. AXA CORPORATE SOLUTIONS INSURANCE REVENUES DECLINED BY 4.7% AS RATE INCREASES AND TARGETED GROWTH IN FRANCE WERE OFFSET BY VOLUNTARY REDUCED EXPOSURE TO SELECTED BUSINESS LINES.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 54.7 billion for the first nine months of 2003. On a comparable basis (adjusted for scope and currency changes), revenues grew by 6.0% compared to the same period last year, and 11.8% during the quarter. On a reported basis, total revenues were down 4.0% from 2002 (Euro 56.9 billion), strongly impacted by (i) the strength of the Euro versus other currencies, (ii) the sale of AXA Australia Health activities, AXA Austria and AXA Hungary, as well as (iii) the run-off of AXA RE's US activities.

"Focus on our core businesses, depth and breadth of our product offering, the advantage gained through geographic diversification, and a well adapted distribution model is delivering results ", said AXA Chief Executive Officer, Henri de Castries. "Our acceleration of organic growth, reaching a level of 12% during the third quarter, demonstrates the progress of our businesses. This success will allow us to take advantage of external growth opportunities and should reinforce our ability to continue to deliver growth going forward."



                                           -------------------------------------------------------------------------------
Nine months ended                                                                         Change on a      Contribution
(Euro million)                                  September       September      Change     comparable         to Total
                                                 30, 2003        30, 2002                   basis           Revenues
--------------------------------------------------------------------------------------------------------------------------

TOTAL                                               54 654         56 911        -4.0%        +6.0%          100%

 Life & Savings                                     35 241         36 259        -2.8%       +10.3%           64%

 Property & Casualty                                13 285         12 497        +6.3%        +4.0%           24%

 International Insurance                             3 377          4 796       -29.6%       -11.4%            6%

 Asset Management                                     2122          2 627       -19.2%        -5.9%            4%

 Other Financial Services                              628            733       -14.3%       -18.9%            1%
--------------------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS: 64% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 10.3% IN THE FIRST NINE MONTHS OF 2003 TO EURO 35,241 MILLION. IN 3Q03, REVENUES WERE SIGNIFICANTLY UP 16.1% COMPARED TO 3Q02.

This progression was the result of strong performances in most countries, in particular the US, Belgium and Germany. France and the UK delivered strong performances in 3Q03.

Unit-linked products represented 32% of total Life & Savings revenues in the first nine months of 2003, an increase of approximately 22% when compared to last year, driven by strong unit-linked growth in the US and the UK, while general account products decreased by 5%.


                                             ----------------------------------------------------------------
Nine months ended                                                                        Change on a
(Euro million)                                September      September       Change       comparable
                                              30, 2003        30, 2002                       basis
-------------------------------------------------------------------------------------------------------------


LIFE & SAVINGS                                 35 241         36 259         - 2.8%        + 10.3%
.. United States                                10 840          9 237        + 17.4%        + 40.7%
.. France                                        8 042          7 675         + 4.8%         + 4.8%
.. Japan                                         4 544          4 859         - 6.5%         + 4.8%
.. United Kingdom(a)                             4 376          6 641        - 34.1%        - 15.9%
.. Germany                                       2 436          2 227         + 9.4%         + 9.3%
.. Belgium                                       1 543          1 179        + 30.9%        + 30.9%
.. Other countries                               3 459          4 440        - 22.1%        - 10.5%
    of which Australia/New Zealand(b)           1 283          1 569        - 18.3%         + 4.1%
    of which Hong-Kong                            588            716        - 17.9%         - 1.5%
-------------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 820 million in 9M03, up 1% on a comparable basis from Euro 898 million in 9M02.

(b) AXA Australia Health activities were sold in August 2002. They contributed Euro 329 million to 9M02 revenues.

UNITED STATES: Revenues were up 41% in the first nine months of 2003, still driven by the very strong sales of the Variable Annuity ("VA") Accumulator 02 Series. Variable annuity sales totaled Euro 2.8 billion in 3Q03, representing a 90% increase compared to a weak 3Q02 as financial market conditions were extremely difficult last year. Equitable Life continued to gain VA market share. Life premiums decreased by 5%, due to continued declining variable life sales offset by increased sales of Universal Life Interest Sensitive products.

FRANCE: Revenues were up 5% in the first nine months of 2003, due to strong growth in individual general account premiums and to new Group business. The individual savings segment continued to grow during the first nine months of 2003, posting a 4% premium increase, compared to 3% in the first half of 2003. Excluding assumed business, notably a significant reinsurance contract underwritten in June 2002, direct business in individual savings recorded a 6% growth, outperforming the market (+5%, source FFSA). The individual segment continued to reflect customers' preference in products offering stable returns, with general account premiums up 18%, partly offset by a 43% decline in unit-linked premiums. As a result, at the end of September 2003, general account premiums represented 87% of individual savings premiums versus 76% at the end of September 2002. Group savings premiums increased by 30% due to new business with major companies. In this segment, unit-linked premiums accounted for 39% of revenues compared to 29% last year.

The national launch of AXA Banque's product offering in September 2003 had a very good start, in line with expectations. Since the beginning of the year, the introduction of the banking platform to our distribution network has been very successful, with 22,000 new additional clients and an increase of Euro 245 million in customer deposits. This activity is currently reported under "other financial services".

JAPAN: Revenues were up 5% in the first nine months of 2003, as a result of a significant progression in individual health products, which compensated for the slowdown in Group pension transfers (Euro 842 million during the first nine months of 2003, compared to Euro 1,293 million in 9M02). Overall, Group pension business decreased by 15%, while health premiums increased by 40% (including the impact of conversions). This was the result of the distribution network focus on sales of Medical Whole Life products (+125%), which offer high margins, and despite lower renewals on Medical Term reflecting the increased competition in the Third Market. Total conversions to investment & savings as well as health products for the nine months period ending June 30, represented Euro 480 million, in line with our full year target. [N.B: AXA Japan's reporting period is October 1, to September 30].

UNITED KINGDOM: Owing to a strong double digit growth in 3Q03, total revenues for the first nine months of 2003 decreased by 16%, compared to the 27% decline reported in 1H03. New business on an APE(1) basis was down 16%. New business in 3Q was 18% higher than in 3Q02, continuing the trend of quarter on quarter growth experienced since the withdrawal from the With-Profit bonds market in the second half of 2002. This was achieved by focusing on cautious investment products, including the Distribution Fund range. Accordingly, unit-linked premiums were up 31%, and represented 71% of total revenues compared to 46% in the first nine months of 2002.

GERMANY: Revenues rose by 9%, driven by strong growth of non unit-linked investment & savings products (+27%) and health products (+15%, of which new business increased by 29%). The increase in general account investment & savings business was supported by strong growth in single premiums (+50%). Life revenues remained stable.

BELGIUM: Revenues increased by 31% mainly driven by strong sales of individual general account products (+52%), and in particular of the main interest-linked products Crest, which grew by 57%, and Opti-Deposit, which included a non-recurring single premium contract of Euro 103 million. Group revenues increased by 11% due to a higher level of regular premiums, mainly in non unit-linked products.

AUSTRALIA/NEW ZEALAND: Revenues increased by 4%, mainly due to improved business superannuation and individual life volumes. Sales of retirement income products fell in 3Q03, as a result of tactical price increases.
Fee revenues from advisory business (excluding ipac acquired in August 2002) were in line with last year. Management fees for the first nine months of 2003 relating to ipac totaled Euro 27 million.

HONG-KONG: Revenues were down 2%. Excluding the non-recurring impact of a single premium structured product issued in 2Q02, total revenues increased by 2% reflecting improved individual life sales (+19% on an APE basis) and higher retirement income contributions, partly offset by lower premiums from unit-linked business. Sales gained momentum in 3Q03 due to a slightly better economy, with gross written premiums up 3% from the same period last year.


--------------------
1 Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

PROPERTY & CASUALTY: 24% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY(2) GROSS WRITTEN PREMIUMS INCREASED BY 4.0% IN THE FIRST NINE MONTHS OF 2003 TO EURO 13,285 MILLION. THE SEGMENT CONTINUED TO BENEFIT FROM TARIFF INCREASES AND PERSONAL LINES' PORTFOLIO GROWTH, WHILE, AT THE SAME TIME, APPLYING STRICT UNDERWRITING POLICIES IN ALL COUNTRIES. 3Q03 GROSS WRITTEN PREMIUM WITNESSED AN ACCELERATED GROWTH OF 4.6% MAINLY DRIVEN BY FRANCE (+8.3%) AND THE UK (+5.6%).


                                           ----------------------------------------------------------------
Nine months ended                                                                        Change on a
(Euro million)                              September      September         Change       comparable
                                            30, 2003        30, 2002                       basis
-----------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                           13 285         12 497         + 6.3%         + 4.0%
.. France                                       3 625          3 439         + 5.4%         + 5.4%
.. Germany                                      2 345          2 432         - 3.6%         - 0.9%
.. United Kingdom(a)                            2 851          2 145        + 32.9%         + 4.1%
.. Belgium                                      1 092          1 064         + 2.7%         + 2.7%
.. Other countries                              3 372          3 416         - 1.3%         + 6.4%
-----------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 820 million in 9M03, up 1% on a comparable basis from Euro 898 million in 9M02.

PERSONAL LINES (58% OF THE P&C PREMIUMS) showed overall growth of 2%.
Motor revenues increased 1%, due to a combination of moderate rate increases and portfolio growth. In France, the motor portfolio benefited from positive net inflows, following strong marketing campaigns on targeted segments. In Germany, the 4% increase in motor premiums was driven by a new product launched by the low-cost provider, AXA die Alternative. The growth in Belgium was attributable to significant rate increases. In the UK, the 26% decline in motor revenues was due to continued strict underwriting and a decrease in AXA's share of RAC(3) premium. RAC premium was wholly underwritten by AXA in 2002, but has since been transferred to a panel operated by AXA.
Non-motor activities rose 3%. In the UK, the 8% growth was mainly due to the acquisition of new partnerships.

COMMERCIAL LINES (33% OF THE P&C PREMIUMS) recorded a growth of 9% due to significant tariff increases in all branches, combined with a strict underwriting policy and portfolio pruning. Commercial motor increased by 2%, primarily as a result of rate increases. Growth in commercial non-motor of 11% was due to successful strong tariff increases partly offset by portfolio pruning measures. In France, property lines increased by 9% and liability lines by 18%. In the UK, commercial lines (non-motor) increased 21%, owing to rate increases across the board and new account wins in property.


-------------------
2 Large risks are included in International Insurance segment.
3 RAC plc provides motoring services to individuals and businesses including roadside assistance and insurance.

ASSET MANAGEMENT: 4% OF CONSOLIDATED REVENUES
---------------------------------------------

ASSET MANAGEMENT FEES, COMMISSIONS AND OTHER REVENUES WERE EURO 2,122 MILLION IN THE FIRST NINE MONTHS OF 2003, DECLINING BY 5.9%, COMPARED TO THE 12.3% DECREASE EXPERIENCED IN FIRST HALF 2003. THE 3Q03 IMPROVEMENT IN BOTH ALLIANCE CAPITAL AND AXA INVESTMENT MANAGERS REVENUES, UP 8.9% AND 16.4% FROM 3Q02 RESPECTIVELY, WAS DUE TO STRONGER EQUITY MARKETS AS WELL AS POSITIVE YEAR TO DATE INFLOWS RESULTING IN HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) IN 3Q03.

HOWEVER, FOR THE FIRST NINE MONTHS OF 2003, DAILY AVERAGE INDEX LEVELS REMAINED WELL BELOW THEIR FIRST NINE MONTH 2002 LEVELS (S&P500 - 9.4%; STOXX50 - 26.7%).

Both Alliance Capital and AXA Investment Managers showed an increase in AUM from year-end 2002, benefiting from positive net inflows (+ Euro 11 billion) and equity markets recovery (+ Euro 51 billion), partly offset by adverse exchange rates' evolution (- Euro 45 billion). Total AUM were up 2.7% (+10% at constant exchange rate) to Euro 653 billion at September 30, 2003.


                                             --------------------------------------------------------------
Nine months ended                                                                      Change on a
(Euro million)                                September      September      Change      comparable
                                              30, 2003        30, 2002                    basis
-----------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                 2 122          2 627      - 19.2%        - 5.9%
.. Alliance Capital                               1 689          2 165      - 22.0%        - 6.5%
.. AXA Investment Managers(a)                       433            461       - 6.0%        - 2.9%
-----------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, net revenues were flat on a comparable basis.

ALLIANCE CAPITAL: Revenues declined by 6%(4), due to lower advisory fees and distribution revenues, primarily driven by lower average AUM (down 3%). Institutional research services fees were down by 12% due to a decline in transactional volume.
AUM increased by Euro 7 billion from year-end 2002 to Euro 376 billion at September 30, 2003, driven by positive net inflows of Euro 6 billion (Euro 9 billion, excluding cash management) and market appreciation of Euro 40 billion, partially offset by an adverse currency impact of Euro 39 billion. On a constant exchange rate basis, AUM increased by 13%.

AXA INVESTMENT MANAGERS (AXA IM): Revenues declined by 3%(4), but were flat excluding management and front-end fees collected by AXA IM on behalf of external distributors.
AUM increased by Euro 10 billion from year-end 2002 to Euro 278 billion at September 30, 2003, due to net inflows of Euro 5 billion (mostly institutional) and market appreciation of Euro 11 billion, partly offset by adverse currency movements of Euro 6 billion.


--------------------
4 Net of inter-company transactions

INTERNATIONAL INSURANCE: 6% OF CONSOLIDATED REVENUES
----------------------------------------------------

IN LINE WITH THE TRENDS ALREADY OBSERVED IN FIRST HALF 2003, INTERNATIONAL INSURANCE REVENUES DECLINED BY 11.4% (-29.6% ON A REPORTED BASIS) TO EURO 3,377 MILLION. REINSURANCE ACTIVITIES DECLINED BY 18.9% (- 44.3% INCLUDING THE RUN-OFF OF THE US REINSURANCE ACTIVITIES AND FOREIGN EXCHANGE IMPACTS). AXA CORPORATE SOLUTIONS INSURANCE DECLINED BY 4.7% AS STRONG RATE INCREASES WERE OFFSET BY REDUCED EXPOSURE TO SELECTED BUSINESS LINES.


                                                  ---------------------------------------------------------------
Nine months ended                                                                                Change on a
(Euro million)                                    September        September        Change       comparable
                                                   30, 2003         30, 2002                      basis
-----------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                               3 377           4 796        - 29.6%        - 11.4%
.. AXA RE                                              1 720           3 086        - 44.3%        - 18.9%
.. AXA CS Insurance                                    1 254           1 365         - 8.1%         - 4.7%
.. AXA Cessions                                           88              45        + 93.1%        + 82.1%
.. AXA Assistance                                        305             294         + 3.6%        + 11.6%
.. Other transnational activities                         10               5            n/m        - 47.9%
-----------------------------------------------------------------------------------------------------------------

REINSURANCE revenues declined by 19%, reflecting AXA RE's continued stringent underwriting policy aimed at reducing the risk exposure of the portfolio whilst focusing the Property & Casualty portfolio on the highest profitability businesses such as non-proportional Property Cat. Property and Casualty current year net written premiums were down 23%, specifically on proportional business (- 44%). As a reminder, 9M02 revenues strongly benefited from prior years' premium revisions (Euro 253 million in 2002, compared to Euro - 55 million this year).

INSURANCE revenues decreased by 5%, as strong rate increases and new business, particularly on French Casualty lines (+24%), were offset by reduced exposure to selected business lines, including Construction in France (-21%), and the reshuffling of the UK portfolio especially in Property (-61%) and Casualty (-35%).
                                       * *
                                        *

ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total revenues of Euro 75 billion for full year 2002 and Euro 55 billion for the first nine months of 2003. Assets under management at June 30, 2003 were Euro 755 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS:                                         AXA MEDIA RELATIONS:
----------------------                                          -------------------
Matthieu Andre :                 +33.1.40.75.46.85              Christophe Dufraux :    +33.1.40.75.46.74
Marie-Flore Bachelier :          +33.1.40.75.49.45              Clara Rodrigo :         +33.1.40.75.47.22
Laetitia de Charentenay :        +33.1.40.75.56.07              Rebecca Le Rouzic :     +33.1.40.75.97.35
Caroline Portel :                (1) 212.314.6182               Barbara Wilkoc :        (1).212.314.3740


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1
LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FIRST NINE MONTHS 2003

                          --------------------------   ----------------------------------------------------    ---------------------
                              Gross       Change on                                                                        % UL
                             Revenues    comparable            Gross Written Premiums               Other        in Gross Revenues
                                                        ---------------------------------------                 --------------------
                               9M03         Basis         UL           Non-UL          Health     Revenues*     9M03            9M02
                          --------------------------   ----------------------------------------------------    ---------------------

-----------------------   --------------------------   ----------------------------------------------------    ---------------------
United States                10 840        + 40.7%      5 897           4 569            105          270         54%            50%
France                        8 042         + 4.8%        871           6 093          1 077                      11%            16%
Japan                         4 544         + 4.8%         67           3 638            839                       1%             2%
United Kingdom(a)             4 376        - 15.9%      3 127           1 249                                     71%            40%
Germany                       2 436         + 9.8%        153           1 702            580                       6%             6%
Belgium                       1 543        + 30.9%        104           1 439                                      7%             9%
Australia/New-Zealand(b)      1 283         + 4.1%        428             666             97           92         33%            29%
Hong-Kong                       588         - 1.5%         94             471             23                      16%            18%
The Netherlands                 610        - 16.4%        189             171            246            5         31%            26%
Spain                           318        - 53.1%         31             287                                     10%             2%
Italy                           321         - 1.1%        105             216                                     33%            56%
Others                          339         + 4.4%         48             280              9            2         14%            14%
-----------------------   --------------------------   ----------------------------------------------------    ---------------------

TOTAL                        35 240         +10.3%     11 114          20 782          2 976          368         32%            27%



* Other revenues include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a)  UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003. On a pro-forma basis (i.e., excluding Health for 9M02), UL would represent 46% of UK revenues in 9M02.
(b)  AXA Health, subsidiary of AXA Asia Pacific Holdings, was sold in August 2002. On a pro-forma basis (i.e., excluding
     Health for 9M02), UL would represent 37% of Australia/New-Zealand revenues in 9M02.

APPENDIX 2
LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - FIRST NINE MONTHS 2003


                           ---------------------------------------------------------------------------------------------------------
                                Investment & Savings             Life                    Health                      Other premiums
                           ---------------------------------------------------------------------------------------------------------
                           Contribution  Change on a  Contribution  Change on a Contribution  Change on a  Contribution  Change on a
                             to gross     comparable    to gross    comparable    to gross    comparable     to gross    comparable
                             revenues     basis         revenues     basis        revenues     basis         revenues     basis
                           ---------------------------------------------------------------------------------------------------------

------------------------  ----------------------------------------------------------------------------------------------------------

United States                79%         + 62%         14%           - 5%           1%           - 5%           3%         - 18%
France                       66%          + 6%         20%             0%          13%           + 5%
Japan(a)                     39%         - 13%         43%          + 13%          18%          + 40%
United Kingdom(b)            89%         - 18%         11%           + 2%
Germany                      19%         + 28%         49%             0%          24%          + 15%           9%         + 19%
Belgium(c)                   71%         + 45%         11%           - 1%                                      18%         + 11%
Australia/New-Zealand(d)     70%          + 6%         16%           + 3%           8%           - 3%
Hong-Kong                    26%          - 7%         68%           + 1%           4%           - 1%           2%          - 3%
The Netherlands              34%         - 22%         25%          - 11%          40%          - 15%
Spain                        75%         - 61%         25%          + 33%
Italy                        88%          - 1%         12%           - 3%
Others                       51%          + 8%         42%           - 1%           3%           + 9%           3%         + 11%

------------------------  ----------------------------------------------------------------------------------------------------------

TOTAL*                       65%         + 13%         23%           + 2%           8%          + 12%           2%           -2%

* The split by business lines excludes "other revenues" which represent 1% of Total (2% in the US, 7% in Australia/New
Zealand, 1% in the Netherlands and 1% in "others").

(a)  Japan Investment & Savings revenues include group pension business.
(b)  UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003.
(c)  Other premiums for Belgium include Group investment & savings and life premiums (split unavailable).

(d)  AXA Health, subsidiary of AXA Asia Pacific Holdings, was sold in 2002.


APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST NINE MONTHS 2003


                    ----------------------------------------------------------------------------------------------------------------
                            Personal                Personal                 Commercial          Commercial              Other
                             Motor                  Non-Motor                  Motor              Non-Motor              lines
                    ----------------------------------------------------------------------------------------------------------------
                     % Gross     Change      % Gross      Change       % Gross    Change    % Gross   Change     % Gross     Change
                     Revenues    on comp.    Revenues     on comp.    Revenues   on comp.  Revenues   on comp.   Revenues   on comp.
                                  basis                    basis                  basis                basis                  basis
                    ----------------------------------------------------------------------------------------------------------------

------------------  ----------------------------------------------------------------------------------------------------------------

France               34%          + 3%            30%      + 4%        8%        + 3%       28%        + 11%
Germany              33%          + 4%            31%      - 1%        3%       - 10%       24%         - 1%        10%        - 11%
United Kingdom(a)    10%         - 26%            20%      + 8%        6%        + 1%       33%        + 21%        31%         + 1%
Belgium              36%          + 4%            27%        0%        6%          0%       30%         + 2%         1%        + 81%
Spain                49%          + 4%            15%     + 10%       13%        + 5%       23%        + 44%
Italy                64%          + 3%            29%      + 3%        0%       - 10%        6%        + 17%
Canada               41%          + 6%            18%     + 16%        8%        - 1%       33%        + 12%
Ireland(b)           65%          + 1%            14%      + 6%       21%        + 8%        0%        - 98%
The Netherlands      16%          - 2%            16%      + 3%       35%        + 8%       33%         + 5%
Others               52%         + 10%            25%      + 1%                             21%         + 3%         2%        + 12%

------------------  ----------------------------------------------------------------------------------------------------------------


TOTAL                33%          + 1%            25%      + 3%        7%        + 2%       26%        + 11%         9%         - 1%

(a)  UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003 (in "Other lines").

(b)  Ireland has stopped writing commercial non-motor business.



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